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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  January 31, 2005
                     FORM 12b-25                      Estimated average burden
                                                      hours per response    2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER  0-22972
                                                      --------------------------
                                                      CUSIP NUMBER  150925 1 0 5
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(Check One): Form 10-K  [X]  Form 20-F [ ] Form 11-K  [ ] Form 10-Q  [ ]
             Form N-SAR [ ]  Form N-CSR [ ]

For Period Ended:   December 31, 2002
                 ------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Toreador Resources Corporation
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Full Name of Registrant


Toreador Royalty Corporation
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Former Name if Applicable


4809 Cole Avenue, Suite 108
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Address of Principal Executive Office (Street and Number)


Dallas, Texas 75205
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A                                   (Attach Extra Sheets if Needed)
                                                                 SEC 1344(2-99)

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PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Douglas W. Weir                        (214)                      559-3933
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     (Name)                          (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

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If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B
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                        Toreador Resources Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2003     By   /s/ DOUGLAS W. WEIR
    --------------------   ----------------------------------------------------
                           Douglas W. Weir
                           Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
 VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

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                                  EXHIBIT A
                                      To
                                 Form 12b-25



Part III

         The Company's report on Form 10-K could not be filed within the prescribed time period due to the loss of key personnel who were responsible for the preparation of the 10-K and its supporting schedules. The Controller of the Company resigned effective March 7, 2003 in order to pursue other interests. In order to submit a complete and accurate report the Company will require an extension.

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                                   EXHIBIT B
                                       To
                                  Form 12b-25


Part IV, Item (3)

         The net loss for the year ended December 31, 2002 is approximately $6,107,000 before the payment of dividends on the Company's preferred stock, or a loss of $6,481,000 applicable to the Company's common stockholders. The net loss for the year ended December 31, 2001 was $642,000 before the payment of dividends on the Company's preferred stock, or a loss $1,002,000 applicable to the Company's common stockholders. The change is primarily due to losses on hedges, losses on the sale of properties and other assets and the write-down of one of the Company's investments in unconsolidated subsidiaries.

         The Company incurred a loss of $4,044,000 on commodity derivatives in 2002, including both realized and unrealized amounts. The loss on the sale of properties and other assets totaled $2,129,000; this loss was due to the sale of under-performing assets that resulted in lower proceeds. The Company recorded a loss of approximately $1,200,000 on its investment in Trinidad Exploration and Development, Ltd.